Schedule 13D                                                        Page 1 of 11

Cusip No. 879946606

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*
                     Telesystem International Wireless Inc.
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                                (Name of Issuer)
                        Common Shares, without par value
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                         (Title of Class of Securities)
                                    879946606
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                                 (CUSIP Number)
                            Gregory A. Gilbert, Esq.
                              O'Melveny & Myers LLP
                           7 Times Square - 29th Floor
                              New York, N.Y. 10036
                                 (212) 408-2469
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                                  June 15, 2005
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 11

Cusip No. 879946606

1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners (BHCA), L.P.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
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      (a)
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      (b) |X|
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3.    SEC Use Only
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4.    Source of Funds (See Instructions) WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization   Delaware
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  Number of Shares
  Beneficially Owned
  by Each Reporting
  Person With             7.  Sole Voting Power         -0-
                          ------------------------------------------------------
                          8.  Shared Voting Power       -0-
                          ------------------------------------------------------
                          9.  Sole Dispositive Power    -0-
                          ------------------------------------------------------
                         10.  Shared Dispositive Power  -0-
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person -0-
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
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13.   Percent of Class Represented by Amount in Row (11)      0.0%
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14.   Type of Reporting Person (See Instructions)
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      PN
.................................................................................

.................................................................................

.................................................................................

Schedule 13D                                                        Page 3 of 11

Cusip No. 879946606

1.    Names of Reporting Persons.
--------------------------------------------------------------------------------
      I.R.S. Identification Nos. of above persons (entities only).

      JPMP TIW EH, LP
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
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      (a)
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      (b) |X|
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3.    SEC Use Only
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4.    Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization   Ontario, Canada
--------------------------------------------------------------------------------
  Number of Shares
  Beneficially Owned
  by Each Reporting
  Person With             7.  Sole Voting Power          -0-
                          ------------------------------------------------------
                          8.  Shared Voting Power        -0-
                          ------------------------------------------------------
                          9.  Sole Dispositive Power     -0-
                          ------------------------------------------------------
                         10.  Shared Dispositive Power   -0-
                          ------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person -0-
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)      0.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
      PN
.................................................................................

.................................................................................

.................................................................................

Schedule 13D                                                        Page 4 of 11

Cusip No. 879946606

ITEM 1. SECURITY AND ISSUER.

      Item 1 has been restated as follows:

      The class of equity securities to which this statement relates is common shares, without par value (the "Common Shares") of Telesystem International Wireless Inc., a Canadian corporation (the "Issuer"), which is a class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934. The address of the principal executive offices of the Issuer is 1000 de la Gauchetiere Street West, 16th Floor, Montreal, Quebec, H3B 4W5.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 has been restated as follows:

        (a) - (c)

      This statement is being filed by JPMP TIW EH, LP, an Ontario, Canada limited partnership ("JPMP EH"), and J.P. Morgan Partners (BHCA), L.P. (as successor by merger of CCP Overseas Equity Partners I, L.P. with and into J.P. Morgan Partners (BHCA), L.P.), a Delaware limited partnership ("JPMP (BHCA)").

      JPMP EH's principal business office is located at 1221 Avenue of the Americas, New York, New York, 10020. JPMP EH is engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP EH is JPMP TIW EH GP, LLC ("EH GP LLC"), a Delaware limited liability company, whose principal business office is located at the same address of JPMP EH, and is also engaged (through affiliates) in the venture capital and leveraged buyout business. The general partner of EH GP LLC, is JPMP
(BHCA) which is described below.

      JPMP (BHCA)'s principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

      JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase"), which is engaged (primarily through subsidiaries) in the commercial and investment banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

Schedule 13D                                                        Page 5 of 11

Cusip No. 879946606

      To each of the Reporting Persons' knowledge, the response to Items 2(d) and (e) of this Schedule 13D is negative with respect to the Reporting Persons and all persons whom information is required hereunder by virtue of the Reporting Persons' response to Item 2.

      Except as set forth on Schedules A and B hereto, each of the executive officers and directors of JPMP EH, JPMP EH GP, JPMP (BHCA), JPMP Capital Corp., JPMP Master Fund and JP Morgan Chase is a citizen of the United States.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 has been amended and restated as follows:

      (a) - (j) None of the Reporting Persons has a present plan or proposal that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 has been amended and restated as follows:

      (a) - (b) As a result of the sales described in clause (c) of this Item 5, as of June 16, 2005, each of the Reporting Persons ceased to hold, directly or indirectly as the case may be, any Common Shares of the Issuer and ceased to be the beneficial owner of more than five percent of the Common Shares.

      (c) On June 15, 2005, the Reporting Persons executed through its broker the sale of 17,378,319 Common Shares, representing approximately 8.1% of the total issued Common Shares outstanding, on the Toronto Stock Exchange at a price of CAD19.25 (US$15.50) per share resulting in aggregate gross proceeds of CAD334,532,640.70 (US$269,363,944.50).

      On June 16, 2005, the Reporting Persons executed through its broker the sale of 25,579,316 Common Shares, representing approximately 11.9% of the total issued Common Shares outstanding, on the Toronto Stock Exchange at a price of CAD 19.22 (US$15.505) per share resulting in aggregate gross proceeds of CAD491,634,453.50 (US$396,607,294.50).

      (d) - (e) Not applicable.

Schedule 13D                                                        Page 6 of 11

Cusip No. 879946606

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

      Date: June 17, 2005

                                          JPMP TIW EH, LP

                                          By: JPMP TIW EH GP, LLC
                                              its General Partner

                                          By: J.P. Morgan Partners (BHCA), L.P.
                                              its Sole Member

                                          By: JPMP Master Fund Manager, L.P.,
                                              its General Partner

                                          By: JPMP Capital Corp.,
                                              its General Partner

                                          By: /s/ Michael R. Hannon
                                              ------------------------------
                                              Name:  Michael R. Hannon
                                              Title: Managing Director

                                          J.P. MORGAN PARTNERS (BHCA), L.P.

                                          By: JPMP Master Fund Manager, L.P.,
                                              its General Partner

                                          By: JPMP Capital Corp.,
                                              its General Partner


                                          By: /s/ Michael R. Hannon
                                              ------------------------------
                                              Name:  Michael R. Hannon
                                              Title: Managing Director

Schedule 13D                                                        Page 7 of 11

Cusip No. 879946606

                                   SCHEDULE A

                               JPMP CAPITAL CORP.

                               Executive Officers

Chief Executive Officer                       William B. Harrison**
President                                     Jeffrey C. Walker*
Chief Investment Officer                      Arnold L. Chavkin*
Managing Director                             Srinivas Akkaraju*
Managing Director                             Christopher Albinson*
Managing Director                             Dr. Dana Beth Ardi*
Managing Director                             Richard Aube*
Managing Director                             Christopher C. Behrens*
Managing Director                             John Breckenridge*
Managing Director                             Julie Casella-Esposito*
Managing Director                             Rodney A. Ferguson*
Managing Director                             Michael R. Hannon*
Managing Director                             Matthew Lori*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Bryan Martin*
Managing Director                             Sunil Mishra*
Managing Director                             Stephen P. Murray*
Managing Director                             Timothy Purcell*
Managing Director                             John Reardon*
Managing Director                             Faith Rosenfeld*
Managing Director                             Shahan D. Soghikian*
Managing Director                             William Stuek*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr. *
Managing Director                             Damion E. Wicker, M.D.*

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13D                                                        Page 8 of 11

Cusip No. 879946606

                                    Directors
                              William B. Harrison**
                               Jeffrey C. Walker*








* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13D                                                        Page 9 of 11

Cusip No. 879946606

                                   SCHEDULE B

                              JPMORGAN CHASE & CO.


                              Executive Officers(1)

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources, Head of Real
 Estate/Facilities, General Services, Security         John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer,
 Treasury & Securities Services                        Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*

______________
1     Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Schedule 13D                                                       Page 10 of 11

Cusip No. 879946606

                                  Directors(1)

Name                                       Principal Occupation or Employment;
                                           Business or Residence Address
--------------------------------------------------------------------------------
Hans W. Becherer                           Retired Chairman of the Board and
                                           Chief Executive Officer
                                           Deere & Company
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
John H. Biggs                              Former Chairman and CEO
                                           TIAA - CREF
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
Lawrence A. Bossidy                        Retired Chairman of the Board
                                           Honeywell International Inc.
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
Stephen B. Burke                           President
                                           Comcast Cable Communications, Inc.
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                             President
                                           Henry Crown and Company
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                                President and Chief Operating Officer
                                           JPMorgan Chase & Co.
                                           270 Park Avenue, 8th Floor
                                           New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                            President and Trustee
                                           American Museum of Natural History
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
--------------------------------------------------------------------------------
William H. Gray, III                       Retired President and Chief Executive
                                            Officer
                                           The College Fund/UNCF
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
                                           New York, New York 10017
--------------------------------------------------------------------------------

Schedule 13D                                                       Page 11 of 11

Cusip No. 879946606


Name                                       Principal Occupation or Employment;
                                           Business or Residence Address
--------------------------------------------------------------------------------
William B. Harrison, Jr.                   Chairman of the Board and Chief
                                            Executive Officer
                                           JPMorgan Chase & Co.
                                           270 Park Avenue, 8th Floor
                                           New York, New York 10017-2070
--------------------------------------------------------------------------------
Laban P. Jackson, Jr.                      Chairman and Chief Executive Officer
                                           Clear Creek Properties, Inc.
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
John W. Kessler                            Owner
                                           John W. Kessler Company
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
Robert I. Lipp                             Chairman
                                           The St. Paul Travelers Companies,
                                            Inc.
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
Richard A. Monoogian                       Chairman and Chief Executive Officer
                                           Masco Corporation
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
David C. Novak                             Chairman and Chief Executive Officer
                                           Yum! Brands, Inc.
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
Lee R. Raymond                             Chairman of the Board and Chief
                                            Executive Officer
                                           Exxon Mobil Corporation
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
William C. Weldon                          Chairman of and Chief Executive
                                            Officer of Johnson & Johnson
                                           c/o JPMorgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------

(1)   Each of whom is a United States citizen.